Faegre Drinker Biddle & Reath LLP
320 S. Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

January 3, 2025

VIA EDGAR TRANSMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Real Assets Fund (Registration Nos. 333-261593; 811-23763)

Dear Mr. Manion:

The following responds to the Staff’s comments that you provided by telephone relating to the annual report of First Trust Real Assets Fund (the “Registrant” or the “Fund”), filed on Form N-CSR for its fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR.

1.	Comment: Please consider adding disclosure to the Notes to the Consolidated Financial Statements to state that distributions received from real estate investment trusts may be classified as income dividends, capital gains or return of capital.

Response: The Fund will add the requested disclosure in the future.

2.	Comment: Please discuss in correspondence why the amount disclosed in Due from Adviser in the Consolidated Statement of Asset and Liabilities of approximately $311,000 is almost two and a half times the expenses absorbed in the fiscal year ended March 31, 2024 (as shown in Consolidated Statement of Operations). Please confirm that the Fund is current in its expenses, and the Fund’s investment adviser has assumed, all expenses under the Expense Limitation Agreement. Please explain why the Fund had not remitted on a timely basis. Include in your discussion the process used at March 31, 2024 for reviewing, accruing, and remitting amounts due to the Fund. Please confirm whether the subsequent amounts remitted to the Fund included interest.

Response: The Expense Limitation Agreement (ELA) provides for the waiver of the investment management fee by the Fund’s investment adviser and reimbursement by Fund’s investment adviser of other expenses incurred by the Fund. At March 31, 2024, the receivable to the Fund had not been settled. The Fund’s investment adviser has confirmed that as of the date of this response letter, the Fund is generally current in its expenses pursuant to its operating processes and has received all reimbursements of expenses accrued by the Fund due under the ELA. The Fund’s administrator accrues for amounts due to the Fund and the investment adviser of the Fund reviews and approves the budget. The amount due from the investment adviser was not remitted by March 31, 2024 due to those amounts not being invoiced for payment by that date. The Fund’s investment adviser has enhanced its procedures to provide for more timely reimbursement/waiver of expenses. The subsequent amounts remitted to the Fund did not include interest.

3.	Comment: Certain other registered investment companies are included in the fund complex as disclosed in a footnote to the table of trustees and officers. The Fund owns shares of the Pender Real Estate Credit Fund, which is a fund within the fund complex. Please discuss in correspondence whether the Pender Real Estate Credit Fund should be identified as an affiliate of the Fund under U.S. GAAP and/or Regulation S-X, including the required affiliation disclosures under Regulation S-X.

Response: The Pender Real Estate Credit Fund is not identified as an affiliate of the Fund because it does not control, is not controlled by or under common control with the Fund. See definition of “affiliate” in FASB Accounting Standards Codification Master Glossary. As disclosed in Item 28 (Part C) of the Fund’s Registration Statement, the members of the Fund’s Board of Trustees serve as trustees of other registered investment companies. It is not under common control with the other registered investment companies since the power residing in the respective boards arises as a result of an official position with the respective investment companies.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Veena K. Jain

cc:	Joshua B. Deringer, Esq.